UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER (12) G
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  333-106982

Mortgage Asset Securitization Transactions, Inc.

(Exact Name of Registrant as Specified in its Charter)

1285 Avenue of the Americas, New York, New York  10019;   (212) 713-2000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

MORTGAGE ASSET SECURITIZATION TRANSACTIONS, INC
MASTR Asset Backed Securities Trust 2005-NC1
Mortgage Pass-Through Certificates, Series 2005-NC1

(Title of each class of securities covered by this form)

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15 (d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)	[ ]	Rule 12h-3 (b) (1) (i)	[ X ]
Rule 12g-4 (a) (1) (ii)	[ ]	Rule 12h-3 (b) (1) (ii)	[ ]
Rule 12g-4 (a) (2) (i)	[ ]	Rule 12h-3 (b) (2) (i)	[ ]
Rule 12g-4 (a) (2) (ii)	[ ]	Rule 12h-3 (b) (2) (ii)	[ ]
		Rule 15d-6	[ X ]

Approximate number of holders of record as of the certification or notice date:   Fifty-Eight (58)

Pursuant to the requirements of the Securities Exchange Act of 1934,  Mortgage Asset Securitization Transactions, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By:  U.S. Bank National Association, as  Trustee  for:

MORTGAGE ASSET SECURITIZATION TRANSACTIONS, INC

MASTR Asset Backed Securities Trust 2005-NC1

Mortgage Pass-Through Certificates, Series 2005-NC1

By:

/s/ Shannon Rantz

Name:

Shannon Rantz

Title:

Vice President

Date:  24-Jan-06

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.